October 30, 2019

Theodore Moore
Senior Vice President and General Counsel
Nine Energy Service, Inc.
2001 Kirby Drive, Suite 200
Houston, Texas 77019

       Re: Nine Energy Service, Inc.
           Registration Statement on Form S-3
           Response dated October 24, 2019
           File No. 333-233875

Dear Mr. Moore:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2019 letter.

Response letter filed October 24, 2019

General

1. We note your response to comment 1. Please confirm that you will also include an amended risk factor in your next Form 10-K. Additionally, please tell us why your disclosure in the proposed amended risk factor implies that your exclusive forum provision could be construed to apply to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
 Theodore Moore
Nine Energy Service, Inc.
October 30, 2019
Page 2

       Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson at
(202) 551-3584
with any questions.



FirstName LastNameTheodore Moore                         Sincerely,
Comapany NameNine Energy Service, Inc.
                                                         Division of
Corporation Finance
October 30, 2019 Page 2                                  Office of Energy &
Transportation
FirstName LastName